U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

    CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                  CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                           PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-05583                               October 21, 2002


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Mutual Discovery Securities Fund
Mutual Shares Securities Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403









                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2002, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
October 21, 2002




MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2002 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ KIMBERLY H. MONASTERIO
-----------------------------------
Kimberley H. Monasterio
Principal Accounting Officer


                                                                    Attachment I


FUND                                                    PERIOD COVERED
-------------------------------------------------------------------------------

MASTER/FEEDER

      MONEY MARKET PORTFOLIO
      IFT - Money Market Portfolio              February  1, 2002 - May 31, 2002
      IFT - Cash Reserves                       February 1, 2002 - May 31, 2002
      Money Fund                                February 1, 2002 - May 31, 2002
      Templeton Money Fund II                   February 1, 2002 - May 31, 2002

      US GOVERNMENT SECURITIES MMP
      Federal Money Fund                        February 1, 2002 - May 31, 2002
      IFT - US Gov't. Securities MMP            February 1, 2002 - May 31, 2002

      US GOVERNMENT ADJUSTABLE RATE MORTGAGE PORTFOLIO
      FIST - Adjustable US Government Securities February 1, 2002- May 31, 2002


FRANKLIN TEMPLETON FUND ALLOCATOR SERIES
      Templeton Conservative Target Fund        February 1, 2002 - May 31, 2002
      Templeton Moderate Target Fund            February  1, 2002 - May 31, 2002
      Templeton Growth Target Fund              February  1, 2002 - May 31, 2002


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
      FTVIPT - Mutual Discovery Fund            January  1,  2002 - May 31, 2002
      FTVIPT - Mutual Shares Securities Fund    January  1, 2002 - May 31, 2002

FRANKLIN INVESTOR SECURITIES TRUST
      Franklin Total Return Fund                 February  1, 2002 - May 31,2002
      Franklin Floating Rate Daily Access Fund   February 1,  2002 -May 31, 2002

FRANKLIN FLOATING RATE TRUST                     February 1, 2002 - May 31, 2002
Franklin Gold and Precious Metals Fund           December 1, 2001 - May 31, 2002
Franklin Capital Growth Fund                     December 1, 2001 - May 31, 2002
Franklin Multi-Income Trust                      December 1, 2001 - May 31, 2002